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Exhibit 12.1

Regal Cinemas, Inc.
Ratio of Earnings to Fixed Charges
(in thousands)

	Years Ended					Three Months Ended	Four Weeks Ended	Nine Weeks Ended
	1/1/98	12/31/98	12/30/99	12/28/00	12/27/01	3/29/01	1/24/02	3/28/02
Pretax Income (loss) before extraordinary item	54,320	(83,828)	(133,907)	(285,720)	(193,204)	(92,661)	(241,084)	25,885
Fixed Charges
Interest Expene	13,959	59,301	132,162	178,559	174,218	49,768	8,532	8,010
Interest Capitalized	2,600	6,200	11,500	5,400	385	241	0	0
Debt Costs	500	0	1,632	4,945	4,966	1,242	414	384
One-third of Rent Expense	17,900	27,900	44,600	53,900	46,800	12,800	3,515	7,209

Total Fixed Charges	34,959	93,401	189,894	242,804	226,369	64,051	12,461	15,603
Earnings	86,679	3,373	44,487	(48,316)	32,780	(28,851)	(228,623)	41,488
Ratio of Earnings to Fixed Charges	2.5x	0	0	0	0	0	0	2.7x
Deficiency	0	$90,028	$145,407	$291,120	$193,589	$92,902	$241,084	$0

Rent Expense	53,700	83,700	133,800	161,700	140,400	38,400	10,545	21,628

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  Exhibit 12.1
Regal Cinemas, Inc. Ratio of Earnings to Fixed Charges (in thousands)